February 22, 2012

Mr. Kieran Brown

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Nuveen Multistate Trust II (the “Registrant”)

Registration Statement on Form N-14

File Number: 333-197071

Dear Mr. Brown:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided on February 16, 2012 with respect to the Registration Statement filed on Form N-14 under the Securities Act of 1933, as amended, filed with the Commission on January 18, 2012.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Nuveen Multistate Trust II

By:    /s/ Kathleen L. Prudhomme

Name: Kathleen L. Prudhomme

Title:   Vice President and Assistant Secretary